December 17, 2010

VIA EDGAR and OVERNIGHT COURIER

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3628

Washington, D.C.  20549-3628

Re:       AmREIT, Inc. Schedule TO-T
Filed November 30, 2010
by Series D of Tender Investors, LLC
File No. 5-85104

Dear Mr. Orlic:

This letter is being sent on behalf of Series D of Tender Investors, LLC (the “Purchaser”) in response to your letter dated December 9, 2010 concerning the above captioned Schedule TO-T and Purchaser’s related Offer to Purchase shares (the “Offer”) of AmREIT, Inc. (“AmREIT”).

On behalf of Series D of Tender Investors, LLC (the “Purchaser”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-referenced Schedule TO-T (“Amendment No. 1”).  This letter also responds to your letter dated December 9, 2010, concerning the above referenced Schedule TO-T and the Offer to Purchase filed as Exhibit 99.1 to the Schedule TO-T (the “Offer to Purchase”).  A hard copy of the letter and Amendment No. 1, along with a redline showing changes to the Offer to Purchase as described below are also being sent by overnight courier.  For your convenience, we have repeated your comments in italics followed by the Purchaser’s supplemental response.

Schedule TO

SEC Comment #1

We note your statement that tendering security holders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the shares purchased pursuant to the offer is registered in the stock transfer books of the company.  Please advise us of the significance of the date of transfer of the shares on the stock transfer books of the company.  Do you expect this date to be after the date on which you accept tendered securities?  If so, how long after?  Are there any specific requirements before the transfer can be effected?

Mr. David Orlic

December 17, 2010

Response

The Purchaser has revised the Schedule TO in order to delete the references to the record transfer date and instead to refer to the expiration date of the Offer.  The revised Schedule TO now matches the language in the Offer to Purchase and the related Assignment form/Letter of Transmittal which reflect that tendering stockholders are entitled to retain dividends through the expiration date of the Offer and are assigning to the Purchaser the right to any dividends declared or paid after the expiration date of the Offer.

Offer to Purchase

Letter to Shareholders

SEC Comment #2

Refer to the fourth bullet point on page iii.  Please revise to explain what type of access to the securities you would have at a time before all conditions to the offer have been satisfied and payment has been made, and to highlight the risks to security holders in this regard.  We note that all conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to expiration of the offer and that you may not accept the tendered securities until the expiration of the offer.

Response

The Purchaser has revised the language as requested.  The Purchaser understands that it has no right to any tendered Shares until the offer has expired and the tendered Shares have been accepted for purchase.

Voting Power of Purchaser, page 14

SEC Comment #3

The meaning of the first sentence of this section is unclear.  Please revise to clarify.

Response

The Purchaser has revised the first sentence of this section as requested.

Mr. David Orlic

December 17, 2010

Certain Information Concerning the Purchaser, page 15

SEC Comment #4

We note the financial statements you have provided for the Purchaser; however, the Purchaser appears to be only the nominal bidder, with the members being the real bidders upon whose behalf the filing has been made.  Accordingly, please provide financial statements for the members of the Purchaser.  If the offer if ultimately being funded by Mr. Donaldson and Mr. Brown, please provide your analysis as to whether those two individuals are bidders in the offer and provide information regarding their financial position.  Refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).  To the extent that you add parties as filing persons, please be aware that you must include all of the disclosure required by Schedule TO as to those parties.  You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response

The Purchaser respectfully disagrees with the proposition that it is only the nominal bidder and that the members are the real bidders on whose behalf the filing has been made.  The Purchaser is an independent entity established for the purpose of making multiple investments in the securities of third parties.  The Purchaser has binding commitments from its members to provide Purchaser with the capital required for its operations, including for the purchase of any securities tendered in the Offer.  These members and are not Mr. Donaldson or Mr. Brown.  They are passive investors who do not control the Purchaser or its actions in initiating, structuring or negotiating the Offer.  Following closing of the Offer, the Purchaser will continue to hold the securities acquired in the Offer, if any, as an investment and will make its own determination as to the ultimate disposition of any such securities.  Finally, the Offer is not subject to any financing contingency.  Accordingly, the Purchaser does not believe that its members meet the factors for being identified as bidders or that their financial statements should be included.

SEC Comment #5

You have qualified the statements in the last paragraph on page 16 by knowledge.  Please advise whey these qualifications are necessary, or revise your disclosure as appropriate.

Mr. David Orlic

December 17, 2010

Response

The Purchaser has revised the statements in the last paragraph on page 16 to eliminate the knowledge qualifier from the representations made about the persons listed on Schedule I.  The Purchaser believes that the knowledge qualifiers are necessary as to its affiliates.  Although the Purchaser has inquired as to the matters set forth in this paragraph of its investors, who may be deemed to be its affiliates, the Purchaser does not have control over its investors and cannot guarantee the continued accuracy of the relevant information.

Source of Funds, page 17

SEC Comment #6

You state that the members may default on their binding commitments to fund the purchase of the shares.  Please confirm your understanding that, given the lack of a financing condition in this offer, the Purchaser’s obligation to purchase the shares is not contingent upon the actions of the members.

Response

The Purchaser confirms its understanding that, given the lack of a financing condition in the Offer, the Purchaser will be obligated to purchase any shares tendered regardless of whether its members fulfill their commitment to fund the purchase.

Conditions of the Offer, page 17

SEC Comment #7

You state in the first full paragraph on page 19 that, if an offer condition is triggered and the Purchaser decides not to assert the condition, the Purchaser will notify security holders about the waiver of the condition.  Please revise the indicate that the Purchaser will notify security holders about the waiver promptly.  See Rule 14d-4(d)(1).

Response

The Purchaser has revised the disclosure as requested.

Mr. David Orlic

December 17, 2010

Miscellaneous, page 20

SEC Comment #8

You state that the offer is not being made to, nor will tenders be accepted from, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction.  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i).  See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Response

In compliance with the provisions of Rule 14-10 and Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008), the Purchaser has revised the Offer to delete the limitation on the Offer.

* * * * *

Finally, attached as Exhibit A please find a written statement from each of the filing persons acknowledging the information requested in the closing of your letter dated December 9, 2010.

Should you require any further information from the Purchaser or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Sincerely,

/s/ Edward A. Deibert

Edward A. Deibert

Attachments

cc:        Arnold Brown, Series D of Tender Investors, LLC (via email)
            Brent Donaldson, Series D of Tender Investors, LLC (via email)

EXHIBIT A

ACKNOWLEDGMENT

            Each of the undersigned, having filed a Schedule TO-T pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to shares of common stock of AmREIT, Inc., hereby acknowledges as of this 16th day of December, 2010, the following:

•    it is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Series D of Tender Investors, LLC

By:       Tender Investors Manager, LLC
Its:        Manager

By:       Apex Real Estate Advisors, LLC
Its:        Manager

By:          /s/ Arnold Brown
Name:     Arnold Brown
Its:           Principal and Chief Financial Officer

Tender Investors Manager, LLC

By:       Apex Real Estate Advisors, LLC
Its:        Manager

By:          /s/ Arnold Brown
Name:     Arnold Brown
Its:           Principal and Chief Financial Officer

Apex Real Estate Advisors, LLC

By:          /s/ Arnold Brown
Name:     Arnold Brown
Its:           Principal and Chief Financial Officer